UNITED  STATES
SECURITIES  AND EXCHANGE  COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2026
Commission File Number: 1-13546
STMicroelectronics N.V.
___________________________________________________________________________________________
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
___________________________________________________________________________________________
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:
Form 20-F ☒            Form 40-F ☐
Enclosure: A press release dated October 29, 2026, announcing STMicroelectronics Updates to its
Organization and Leadership Appointments
PR N° C3420C
STMicroelectronics Announces Updates to its Organization and
Leadership Appointments
Geneva, October 29, 2026 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today a new organization to further strengthen its positioning for the next phase of growth and innovation.
Remi El-Ouazzane is confirmed President, member of the Executive Committee,
Head of Microcontrollers, Digital ICs, RF and Optical Communication Products. In
addition to his current responsibilities, he will also take on leadership of the Imaging
Sensors Sub-Group and will be appointed ST Chief Technology Officer (CTO).
In his new CTO role El-Ouazzane will take on leadership of R&D for digital CMOS and derivative technologies such as RF mixed-signal, embedded flash, and imaging, advanced packaging and test and characterization, as well as Global System
Research & Applications and System Engineering. This evolution is intended to enhance coordination across product development, research, and technology activities across the Company to ultimately boost innovation and time-to-market.
Marco Cassis is confirmed President, member of the Executive Committee, head of
Analog, Power & Discrete and MEMS Products. In addition to his current responsibilities, he will take on leadership of R&D for Analog, Power & Discrete and
MEMS technologies. This evolution is intended to accelerate the profitable growth of this Product Group.
Cassis’ responsibilities as head of ST strategy remain unchanged and he will be appointed ST Chief Strategic Officer (CSO). In his new CSO role he will align ST’s vision and business objectives with evolving market dynamics, identifying growth, partnership and bolt-on M&A opportunities while anticipating the competitive landscape.
Jean-Marc Chery, ST President & CEO, said: “The CTO and CSO responsibilities are strongly interdependent, and in their respective roles Remi and Marco, together with
ST’s Managing Board and Executive Committee, will ensure stronger coordination between the Company’s strategy and its advanced technology and product roadmaps, to support ST’s long-term direction and growth opportunities”.
The remainder of the organization is unchanged.
The new organization will take effect on January 1, 2027, with implementation to be completed by the end of March 2027.
The Company will adjust its reportable segments from January 1, 2027.
About STMicroelectronics
At ST, we are 49,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at
www.st.com
For more information, please contact:
INVESTOR RELATIONS
Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41.22.929.59.20
jerome.ramel@st.com

MEDIA RELATIONS
Alexis Breton
Group VP Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 29, 2026	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer